KW 3/7

SEC
Mail Processing
Section
FEB 28 2013
Washington DC
400

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68744

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SteelPoint Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6737 Winding Creek Drive
(No. and Street)

San Diego	CA	92119
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Van Stelle — 619-704-7535
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Timothy A. Coons, CPA PhD
(Name – *if individual, state last, first, middle name*)

8677 Villa La Jolla Drive, #1110	La Jolla	CA	92037
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

[redacted]

13010893

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

EM 3/9/13

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christopher Van Stelle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SteelPoint Securities, LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

CEO

Title

Debra A. Tancil

Notary Public

DEBRA A. TANCIL
Commission # 1896925
Notary Public - California
San Diego County
My Comm. Expires Jul 25, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

STEELPOINT SECURITIES, LLC.

AUDITED FINANCIAL STATEMENTS
FOR
THE PERIOD ENDED
DECEMBER 31, 2012

PRESENTED BY
TIMOTHY A. COONS, CPA PHD
8677 VILLA LA JOLLA DRIVE #1110
LA JOLLA, CALIFORNIA 92037
A PCAOB AND SEC REGISTERED FIRM
619-846-0756
FAX 858-623-0142

STEELPOINT SECURITIES, LLC.

INDEX TO FINANCIAL STATEMENTS
RULE 17a-5(d)(1)

Auditor's Report

Statement of Financial Condition December 31, 2012

Statement of Income (Loss) for the period ended December 31, 2012

Statement of Changes in Members' Equity for the period ended December 31, 2012

Statement of Cash Flows for the period ended December 31, 2012

Notes to Financial Statements as of December 31, 2012

Schedule I Computation of Net Capital as of December 31, 2012

Schedule II Computation of Net Capital Requirement as of December 31, 2012

Schedule III Computation of Aggregate Indebtedness as of December 31, 2012

Auditor's Report on Internal Controls

SIPC Supplemental Report as of December 31, 2012

All other financial statements and schedules for which provision has been made in the applicable accounting regulations of the Security and Exchange Commission are not required or are inapplicable, and have been omitted.

TIMOTHY A. COONS, CPA, PhD.
8677 VILLA LA JOLLA DRIVE #1110
LA JOLLA, CALIFORNIA 92037

619-846-0756
Fax 858-623-0142
A PCAOB and SEC Registered CPA Firm

To the Members of
SteelPoint Securities, LLC.

Report on the Financial Statements

I have audited the accompanying statement of financial condition of SteelPoint Securities, LLC. (A California Limited Liability Company) as of December 31, 2012, and the related statements of income(loss), changes in members' equity and changes in financial condition for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. These financial statements and schedules are the responsibility of the company's management.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My Responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the

financial statements in order to design audit procedures that are appropriate in the circumstances. but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that the audit evidence I have obtained and appropriate to provide a basis for my audit opinion.

Opinion

In my opinion, the financial statements and schedules referred to above present fairly, in all material respects, the financial position of SteelPoint Securities, LLC. As of December 31, 2012, and the results of its operations and changes in financial position for the year ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I,II, and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In my opinion, the information in Scheduled I, II, and III is fairly stated in all material respects in relation to the basic financial statements take as a whole.

Timothy A. Coons, CPA PhD
La Jolla, California USA
February 15, 2013

SteelPoint Securities, LLC
Balance Sheet
As of December 31, 2012

ASSETS

	Allowable	Non-Allowable	Total
Current Assets			
Cash	$ 251,638	$ -	$ 251,638
Accounts Receivable	794	-	794
Total Current Assets	252,432	-	252,432
Other Assets			
Other Assets	-	24,443	24,443
Total Other Assets	-	24,443	24,443
Total Assets	$252,432	$ 24,443	$ 276,875

The accompanying footnotes are an integral part of these financial statements

SteelPoint Securities, LLC
Balance Sheet
As of December 31, 2012
(Continued)

LIABILITIES AND MEMBERS' EQUITY

	Allowable	Non-Allowable	Total
Liabilities			
Current Liabilities			
Accounts Payable	$ 4,609	$ -	$ 4,609
Credit Card Debt	3,205	-	3,205
Accrued Expenses	23,306	-	23,306
Total Current Liabilities	31,120	-	31,120
Members' Equity			
Members' Capital	245,755		
Total Members' Equity	245,755		
Total Liabilities and Members Equity	$ 276,875		

The accompanying footnotes are an integral part of these financial statements

SteelPoint Securities, LLC
Statement of Income (Loss)
For the Period January 1, 2012 through December 31, 2012

Revenues	
Commissions	$446,299
Fee Income	4,533
Other Income	2,417
Other Revenue	98
Total Revenues	453,347
Costs and Expenses	
Clearing and Execution Expense	$ 36,583
Commissions	199,006
Regulatory Fees and Expenses	18,368
Professional Services	20,339
Salaries and Wages	107,015
Payroll Taxes	8,794
Office Expenses	6,115
Insurance	9,712
Compliance Fees	24,250
General Taxes and Licenses	1,886
Advertising/Internet	17,823
Telephone and Delivery	8,318
Travel and Entertainment	1,431
Other Expenses	17,583
Total Costs and Expenses	477,223
Net Loss before Other Expenses	(23,876)
Other Expenses	
Amortization Expense	1,412
Interest Expense	151
Total Other Expenses	1,563
Net Loss for the Period	$(25,439)

The accompanying footnotes are an integral part of these financial statements

SteelPoint Securities, LLC
Statement of Changes in Members' Equity
For the Period January 1, 2012 through December 31, 2012

	Capital
Balance as of December 31, 2011	$ 226,193
Capital Contributions	60,001
Distributions	(15,000)
Net (Loss) for the Period	(25,439)
Balance as of December 31, 2012	$ 245,755

The accompanying footnotes are an integral part of these financial statements

SteelPoint Securities, LLC
Statement of Cash Flows
For the Period January 1, 2012 through December 31, 2012

Cash flow from Operating Activities-	
Net (Loss) for the Period	$(25,439)
Add (Deduct)-	
Amortization	1,412
Decrease in Accounts Receivable	32,097
Increase in Prepaid Expenses	(6,254)
Decrease in Accounts Payable	(3,686)
Decrease in Credit Card Debt	(7,291)
Increase in Accrued Liabilities	21,315
Net Cash (Used) by Operating Activities	12,154
Cash Flow from Financing Activities-	
Distributions	(15,000)
Prior Period Adjustment	5,613
Capital Contributions	60,001
Net Cash Provided by Financing Activities	50,614
Net Change in Cash for the Period	62,768
Cash Balance as of December 31, 2011	$188,870
Cash Balance as of December 31, 2012	$251,638

The accompanying footnotes are an integral part of these financial statements

SteelPoint Securities, LLC
Supplemental Information
Schedule I
Computation of Net Capital
December 31, 2012

Net Capital-	
Members' Equity	$ 245,755
Additions (Deductions) from Equity	
Non-Allowable Assets	(24,443)
Net After Deductions before Haircuts	221,312
Hair Cuts	-
Net Capital	$221,312

Schedule II
Computation of Net Capital Requirement
December 31, 2012

Minimum Net Capital Based on 6.67% Aggregate Indebtedness	$ 2,076
Minimum Dollar Requirement	50,000
Excess Net Capital	171,312
Excess Net Capital @ 1000% (Net Capital-10%A.I.)	218,200

Schedule III
Computation of Aggregate Indebtedness
December 31, 2012

Total aggregated indebtedness from liabilities From financial condition	$ 31,120
Ratio of aggregated indebtedness to net capital	14.06%

There were no differences between the company's audited and initial unaudited computation of net capital, computation of net capital requirement, and computation of aggregated indebtedness reported by the company on its Form X-17A-5 Part IIA for the year ended December 31, 2012.

SteelPoint Securities, LLC
Notes to Financial Statements
December 31, 2012

Note 1: Significant Accounting Policies –

As a registered broker-dealer in securities, the Company is subject to the Securities Exchange Act of 1934. The Company uses the accrual method of accounting for financial reporting purposes.

Allowance for doubtful accounts – bad debt expense. The Company does not record an allowance for doubtful accounts in its books because all accounts listed in the accounts receivable are collected within thirty day period.

The Company has executed agreements with National Financial Services for the handling of customer securities transactions on a fully disclosed basis.

The Company introduces and forwards all customer and principal transactions involving purchases and sales of securities to another broker-dealer or dealer who carries such accounts on a fully disclosed basis. The Company promptly forwards all funds and securities received in connection with its activities with other brokers and does not otherwise hold funds or securities for or owe money or securities to customers.

For purposes on reporting cash flows, cash, and cash equivalents include cash on hand and demand deposits at banks or institutions and security firms with a maturity within three months.

In conformity with U.S. general accepted accounting principles, preparation of financial statements may require the use of management's estimates.

Note 2: Capital Requirement –

The Company, as a registered broker-dealer in securities, is required to comply with the net capital provisions of the Securities and Exchange Act of 1934. Under that rule, the Company had net capital, as defined, of $221,312, which is $171,312 in excess of the minimum of $50,000 required to be maintained. There were no differences between the Company's audited and initial unaudited computation of net capital, computation of net capital requirement, and the computation of aggregate indebtedness reported by the Company on its Form X-17A-5, Part IIA for the period ended December 31, 2012.

Initial unaudited net capital	$221,312
Audited net capital	$221,312

Note 3: Related Party –

The Company is a California Limited Liability Company formed in December of 2010 and has two members. For Federal tax purposes the company is treated as a partnership.

Note 4: Income Taxes

The Company is a partnership for federal tax purposes and a limited liability company for California purposes. Both pass the earnings or losses on to the members of the company and therefore there is no provision for income taxes presented in these financial statements. The Company is subject to the gross receipts tax under California tax law but did not go over the first tier of gross receipts tax at $250,000 in gross receipts for the year ended December 31, 2012, therefore there is no additional tax provisions to be made for the year ended December 31, 2012.

Note 5: Exemption for Computing Reserve Requirement and other Provisions

The Company is exempt from computing the Reserve Requirement for the period ending December 31 , 2012 as per the Security and Exchange Commission Rule 15c3-3(k)(2)(ii) and is also exempt from the provisions of the Possession or control provision per the Security and Exchange Commission Rule 15c3-3(k)(2)(ii).

Note 6: SIPC Supplementary Report Requirement

The Company is not required to complete the SIPC Supplementary Report under SEC Rule 17a-5(e)(4) for fiscal year ending December 31, 2012 because the Company's SIPC Net Operating Revenues are under $500,000.

Note 7: Fair Value of Financial Instruments

ASC Topic 820-10 requires disclosure of fair value information about financial instruments. Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2012.

The respective carrying value of certain on-balance-sheet financial instruments approximates their fair values. These financial instruments include cash, stock subscriptions receivable, and accounts payable. Fair values were assumed to approximate carrying values for these financial instruments since they were short term in nature and their carrying amounts approximate fair value, or they are receivable or payable on demand. See Note 8 for further details.

Note 8 – Fair Value Measurements

The Company adopted ASC Topic 820-10 at the beginning of 2010 to measure the fair value of certain assets required to be measured on a recurring basis. The adoption of ASC Topic 820-10 did not impact the Company's financial condition or results of operations. ASC Topic 820-10 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). ASC Topic 820-10 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability. The three levels of the fair value hierarchy under ASC Topic 820-10 are described below:

SteelPoint Securities, LLC
Notes to Financial Statements
December 31, 2012
(Continued)

Note 8 – Fair Value Measurements (continued)

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that an entity has the ability to access.

Level 2 – Valuations based on quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.

Level 3 – Valuations based on inputs that are supportable by little or no market activity and that are significant to the fair value of the asset or liability.

The Company has no Level 3 assets or liabilities.

The following table represents a reconciliation of assets and liabilities measured at fair value on a recurring basis as of December 31, 2012:

	Level 1	Level 2	Level 3	Fair Value
Cash	$251,638	$ -	$ -	$251,638
Accounts Receivable	794	-	-	794
Other Assets	6,255	18,188	-	24,443
Accounts Payable	4,609	-	-	4,609
Credit Card Debt	3,205	-	-	3,205
Accrued Expenses	23,306	-	-	23,306
Total	$289,807	$18,188	$ -	$307,995

Note 9 – Subsequent Events

The Company's management has reviewed all material events through February 15, 2013 in accordance with ASC 855-10, the date that the financial statements were available for presentation and believes there are no material subsequent events to report.

TIMOTHY A. COONS, CPA, PhD.
8677 VILLA LA JOLLA DRIVE #1110
LA JOLLA, CALIFORNIA 92037
619-846-0756
Fax 858-623-0142
A PCAOB and SEC Registered CPA Firm

To the Members of
SteelPoint Securities, LLC.

In planning and performing our audit of the financial statements and supplemental schedules of SteelPoint Securities, LLC. (a California Limited Liability Company) as of December 31, 2012 and have issued an auditor's report thereon dated February 15, 2013.

As part of that audit, we considered its internal control systems including the control activities for safeguarding securities, in order to determine our audit procedures for the purpose of expressing our opinion on the financial statements not to provide assurance on internal control.

Also as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC) we have made a study of the practices and procedures followed by the company including tests of such practices and procedures that we consider relevant to the objective stated in Rule 17a-5(g) in making the periodic assumptions of aggregate indebtedness (or aggregate debits) and net capital provisions under Rule 17a-3(a)(11) and for determining compliance with exemptive provisions under Rule 15c-3-3. Because the company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did no review the practices and procedures followed by the company in any of the following:

Making quarterly securities examinations, counts, verifications, and comparisons
Recordation of differences required by Rule 17a-1 3complying with requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the company is responsible for establishing and maintaining internal control and the practices and procedures referred in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those objectives of internal control and the practices

and procedures are to provide management with reasonable but not absolute assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or the practices or the procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding on our study, we believe that the company's practices and procedures were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, FINRA and other regulatory agencies that rely on Rule 127a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specific parties.

Timothy A. Coons

Timothy A. Coons, CPA PhD.
La Jolla, California
February 15, 2013

TIMOTHY A. COONS, CPA, PhD.
8677 VILLA LA JOLLA DRIVE #1110
LA JOLLA, CALIFORNIA 92037

619-846-0756

Fax 858-623-0142

A PCAOB and SEC Registered CPA Firm

To the Members of
SteelPoint Securities, LLC.

In accordance with Rule 17a-5(e)(4) under the Securities and Exchange Act of 1934, I have performed the procedures enumerated below to the accompanying Schedule of Assessment and Payments (Assessment Reconciliation (Form SIPC-7)) to the Securities Investor Protection Corporation (SIPC) for the period January 1, 2012 to December 31, 2012, which were agreed to by SteelPoint Securites, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. (FINRA, and SIPC), solely to assist you and the other specified parties in evaluating SteelPoint Securities LLC's compliance with applicable instructions of the Assessment Reconciliation (Form SIPC-7). SteelPoint Securities, LLC's management is responsible for SteelPoint Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

I compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries from the canceled check and noted no differences;

I compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2012 with the amounts reported on Form SIPC-7 for the period January 1, 2012 to December 31, 2012 noting no differences;

I compared any adjustments reported on Form SIPC-7 with supporting schedules and working papers and noted no differences;

I proved arithmetical accuracy of the calculations reflected on Form SIPC-7 and the related schedules and working papers supporting the adjustments noting no differences;

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these parties.

Timothy A. Coons, CPA PhD
La Jolla, California
February 15, 2013